Northern Dynasty: Permitting for Southwest Alaska’s Pebble Project remains on track

2017 settlement agreement provides clear path for project review and permitting

January 26, 2018 Vancouver– Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or the “Company”) confirms the Environmental Impact Statement (“EIS”) permitting process for Southwest Alaska’s Pebble Project continues to advance under the guidance of lead federal agency, the US Army Corps of Engineers (“the Corps”).

“The settlement agreement that the Pebble Partnership entered into with the US Environmental Protection Agency (“EPA”) last year provides Pebble an unfettered opportunity to proceed through normal course permitting under the Clean Water Act and National Environmental Policy Act,” said Northern Dynasty President & CEO Ron Thiessen. “We have every confidence that Pebble’s ultimate project design will meet the rigorous environmental standards enforced in Alaska and the US, and that the EIS permitting process initiated by the Corps this month will demonstrate that compliance through an open, objective, transparent and science-driven review.”

Under the terms of a May 2017 settlement agreement reached between Northern Dynasty’s 100%-owned subsidiary Pebble Limited Partnership and the US EPA, the federal agency agreed it will not advance any action under Section 404(c) of the Clean Water Act until a final EIS for the Pebble Project has been completed – so long as that occurs within four years of the settlement agreement and Pebble files permit applications within 30 months of the settlement agreement. Earlier this month, the Corps accepted as complete a CWA 404 permit application submitted by the Pebble Partnership in December 2017, and has initiated the EIS permitting process.

Northern Dynasty acknowledged a statement issued today by the EPA that indicates the federal agency will continue to support Pebble’s due process rights as agreed in the settlement, though it has suspended withdrawal of a pre-emptive regulatory action under CWA 404(c) initiated at Pebble in July 2014.

“We expect the permitting process for Pebble to advance expeditiously over the next few years, and that a draft and final EIS will be completed upon which final permitting decisions for the Pebble Project will be made,” Thiessen said. “Ultimately, we believe the Pebble EIS will describe a project that protects clean water and the world-class fisheries of Bristol Bay, and presents the opportunity for substantial economic benefits for the people of the region and the state. We’d encourage all Alaskans and all interested stakeholders to participate fully in the thorough, objective and rigorous review of the Pebble Project.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty’s principal asset, owned through its wholly-owned Alaska-based US subsidiary Pebble Limited Partnership and other wholly-owned subsidiaries, is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company’s website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

Canadian Media Contact: Ian Hamilton DFH Public Affairs (416) 206-0118 x.222	US Media Contact: Dan Gagnier Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company’s future performance, the outcome of litigation or the completion of the transactions referenced above.

Assumptions used by the Company to develop forward-looking statements include the following: the Pebble Project will obtain all required environmental and other permits and all land use and other licenses, studies and development of the Pebble Project will continue to be positive, and no geological or technical problems will occur. The likelihood of a partnering transaction is subject to risks related to the satisfactory completion of due diligence and negotiations, including finalization of definitive agreements and fulfilment of conditions precedent therein, including receipt of all necessary approvals. Such process may not be successfully completed or completed on terms satisfactory to the Company. The likelihood of future mining at the Pebble Project and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, approvals, licenses and title on a timely basis, and is subject to a large number of risks, including government actions and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, the final outcome of any litigation, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for surface or underground mining and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at the Pebble Project and there is no assurance that the mineralization at the Pebble Project will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company’s filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com